SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

Under the Securities Exchange Act of 1934

NLS Pharmaceutics Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

H57830103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H57830103	13G	Page 2 of 8 Pages

1.	Names of Reporting Persons Ronald Hafner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,639,079
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,639,079
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,639,079(1)
10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions)

☐

The aggregate amount in Row 9 represents the maximum amount that the Reporting Person can beneficially control under a contractually stipulated 4.99% ownership restriction. The full exercise of the Reporting Person’s securities would exceed this restriction.

11.	Percent of Class Represented by Amount in Row (9) 4.99%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)	The ownership percentage reported is based on 32,787,643 common shares outstanding as reported in the Issuer’s Form F-3, filed with the U.S. Securities and Exchange Commission on January 13, 2023.

CUSIP No. H57830103	13G	Page 3 of 8 Pages

1.	Names of Reporting Persons Magnetic Rock Investment AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,845,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,845,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,845,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.77%(1)
12.	Type of Reporting Person (See Instructions) CO

(1)	The ownership percentage reported is based on 32,787,643 common shares outstanding as reported in the Issuer’s Form F-3, filed with the U.S. Securities and Exchange Commission on January 13, 2023.

CUSIP No. H57830103	13G	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

NLS Pharmaceutics Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Circle 6 8058 Zurich, Switzerland

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of Ronald Hafner and Magnetic Rock Investment AG.

Item 2(b).	Address of Principal Offices or, if None, Residence:

The address of the Reporting Person is:

c/o NLS Pharmaceutics Ltd. The Circle 6 8058 Zurich, Switzerland

Item 2(c).	Citizenship:

Ronald Hafner is a citizen of Switzerland. Magnetic Rock Investment AG is incorporated in Switzerland.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

H57830103

Item 3.	If the Statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

CUSIP No. H57830103	13G	Page 5 of 8 Pages

Item 4.	Ownership.

As reported in the cover pages to this report, the ownership information with respect to Ronald Hafner is as follows:

(a)	Amount beneficially owned:

1,639,079 common shares

(b)	Percent of class:

4.99% (1)

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or direct the vote: 1,639,079

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,639,079

(iv)	Shared power to dispose or to direct the disposition of: 0

As reported in the cover pages to this report, the ownership information with respect to Magnetic Rock Investment AG is as follows:

(a)	Amount beneficially owned:

2,845,000 common shares

(b)	Percent of class:

8.77% (1)

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 2,845,000

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,845,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, Ronald Hafner, as the reporting person had ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Ronald Hafner does not have shared voting or dispositive power over the securities of the issuer held by Magnetic Rock Investment AG.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. H57830103	13G	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023 (Date)

Magnetic Rock Investment AG

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Director

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Director

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. H57830103	13G	Page 7 of 8 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated as of February 14, 2023 by and between Ronald Hafner and Magnetic Rock Investment AG

CUSIP No. H57830103	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G/A with respect to the Common Shares, par value of CHF 0.02 per share, of NLS Pharmaceutics Ltd., dated as of February 14, 2023, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2023 (Date)

Magnetic Rock Investment AG

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman

/s/ Ronald Hafner
(Signature)